

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the JPMorgan Corporate Bond Research Enhanced ETF, shares of beneficial interest, of J.P. Morgan Exchange-Traded Fund Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company